

Mail Stop 4628

December 19, 2016

Michael J. Rugen
Chief Executive Officer
Tengasco, Inc.
6021 S. Syracuse Way, Suite 117
Greenwood Village, CO 80111

      Re: Tengasco, Inc.
            Amendment 3 to Registration Statement on Form S-1
            Filed December 9, 2016
            File No. 333-214149

Dear Mr. Rugen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Consequences, page 29

1.   The new disclosure in this section under "Tax Consequences to U.S. Holders" appears to constitute a description of the law and several possible outcomes, rather than a tax opinion. For example, you now state:

> "We anticipate that the distribution of subscription rights to a Shareholder … will be treated, for U.S. federal income tax purposes, as a non-taxable distribution. The remainder of this section … assumes that the receipt by a U.S. Holder of subscription rights … is non-taxable for U.S. federal income tax purposes. However, this conclusion is not free from doubt…."

As staff guidance at Section III.C.2 of Staff Legal Bulletin No. 19 ("SLB19") indicates, a description of the law is "insufficient." Rather than "assuming" that the receipt by U.S. Holders of subscription rights "will be" non-taxable for U.S. federal income tax purposes,

          SLB19 states that counsel must opine on the material tax issue. See SLB19 at Section III.C.3.

2.   If counsel's opinion is subject to uncertainty, the staff expects counsel to explain why it cannot provide a "will" opinion and to describe the degree of uncertainty in the opinion. See SLB19 at Section III.C.4. In that regard, the following language from page 33 appears simply to describe the position the company intends to take, but it does not constitute an opinion of counsel as to the material tax consequences:

> "The Company anticipates that it will take the position that the outstanding options do not cause the subscription rights issued pursuant to this rights offering to be part of a disproportionate distribution, in which case the Company believes the discussion set forth in "—Tax Consequences to U.S. Holders—Receipt of Subscription Rights Assuming the Rights Offering is Considered Non-Taxable" is applicable to all U.S. Holders."

3.   In order to render its opinion regarding the U.S. federal income tax consequences, it appears that counsel also must opine as to whether the subscription rights will be part of a "disproportionate distribution" as defined. See SLB19 at Section III.C.3 (counsel may not "assume any legal conclusion underlying the opinion … the author of the opinion must opine on these matters as part of its tax opinion"). Please revise the disclosure in your prospectus to reflect an updated opinion of counsel that gives effect to each of these three comments.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources